UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DOCUMENT CAPTURE TECHNOLOGIES, INC.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

25614C 10 8

(CUSIP number)

Jennifer M. Daniels

General Counsel

NCR Corporation

3097 Satellite Blvd.

Duluth, GA 30096

(Name, address and telephone number of person authorized to receive notices and communications)

August 5, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614C 10 8	13D	Page 2 of 6 pages

1	Names of reporting persons NCR Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,722,008(1)
	8	Shared voting power
	9	Sole dispositive power 7,722,008(1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 7,722,008(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.46%(2)
14	Type of reporting person (see instructions) CO

(1)	Includes 3,861,004 shares of common stock subject to a two-year option that is currently exercisable.
(2)	Such percentage reflects the ratio that the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to the 23,267,274 shares of the Issuer’s common stock outstanding at August 11, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010) plus the 3,861,004 shares subject to the currently exercisable option granted to the Reporting Person in connection with the transactions described in this Schedule 13D.

CUSIP No. 25614C 10 8	13D	Page 3 of 6 pages

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Document Capture Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1798 Technology Drive, Suite 178, San Jose, California 95110.

Item 2.	Identity and Background.

This Statement is being filed by NCR Corporation, a Maryland corporation (“NCR”). NCR’s principal business office is located at 3097 Satellite Blvd., Duluth, Georgia 30096. NCR provides technology and services that are designed specifically to enable its customers to connect, interact and transact with their customers. NCR provides solutions for a range of industries including financial services, retail and hospitality, travel and gaming, healthcare, and entertainment. NCR’s solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

During the last five years, NCR has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which NCR was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NCR acquired 3,861,004 shares of Common Stock (the “Shares”) pursuant to a Share Purchase Agreement, dated August 5, 2010, between NCR and the Issuer (the “Purchase Agreement”). The Shares were purchased by NCR using working capital, and no borrowed funds were used to purchase such Shares. The aggregate purchase price for the Shares was $4,000,000.

Under a related Investor Rights Agreement, dated August 5, 2010, between NCR and the Issuer (the “IR Agreement”), NCR was, for no additional consideration, granted an option (the “Option), which is exercisable in its discretion, to purchase up to an additional 3,861,004 shares of Common Stock (the “Option Shares”). The option is exercisable at a price per share equal to $1.036, subject to adjustment. NCR expects that, if it elects to exercise the Option, it would satisfy the related exercise price thereof using working capital, and that no borrowed funds would be used in connection therewith.

Item 4.	Purpose of Transaction.

Share Purchase Agreement

Pursuant to the terms of the Purchase Agreement, on August 5, 2010, NCR acquired the Shares for an aggregate purchase price of $4,000,000. NCR believes that a strategic equity investment in the Issuer gives the Issuer access to capital to fund its operations while NCR continues to work with the Issuer to grow NCR’s remote deposit capture and other related solutions businesses.

Under the Purchase Agreement, the Issuer agreed to, among other things, use the net proceeds from the sale of the Shares to support its operations and the marketing and promotion of its products, for product tooling and engineering, research and development and strategic investments and transactions, and to otherwise fund working capital for its operations, and not to use the net proceeds for any other purposes. The Issuer also agreed that, subject to certain exceptions, it would not, as long as NCR holds at least 5% of the Shares, without the prior written consent of NCR:

CUSIP No. 25614C 10 8	13D	Page 4 of 6 pages

•

enter into any agreement or arrangement with any affiliate of the Issuer, any director or executive officer of the Issuer, or that would otherwise be required to be reported by the Issuer under Item 404 of Regulation S-K; or

•	during the twelve month period beginning on the date of the Purchase Agreement:

•	materially amend or modify the terms, covenants or provisions of its existing loan agreement with Bridge Bank (as amended in connection with the Purchase Agreement);

•	increase, or cause to be increased, the total principal amount available to the Company under its loan agreement with Bridge Bank to an amount greater than $2,000,000; or

•	issue, grant or sell any shares of capital stock, or any warrants, options or other rights to purchase or acquire shares of capital stock, or any securities convertible into shares of capital stock.

The Issuer also agreed under the Purchase Agreement to indemnify NCR for losses arising out of or resulting from breaches of representations, warranties, agreements and covenants made by the Issuer in the Purchase Agreement or the other agreements entered into in connection therewith.

Investor Rights Agreement

The Issuer and NCR also entered into the IR Agreement, pursuant to which the Issuer granted NCR certain rights, including those set forth below.

•

NCR received anti-dilution protection, effective during the eighteen months following the date of the IR Agreement, in respect of the Shares. Under the anti-dilution provisions, unless waived by NCR, issuances or deemed issuances of Common Stock with an effective price that is less than $1.036 (as adjusted), would result in the issuance of additional shares of Common Stock, determined on a full ratchet basis, to NCR.

•

NCR also received, subject to certain limitations, demand registration rights and unlimited piggy-back registration rights with respect to the Shares and any Option Shares. The registration rights terminate when all of the Shares and any Option Shares may be sold pursuant to Rule 144 without restriction or limitation, or, if earlier, on the fifth anniversary of the date of the IR Agreement.

•

The Issuer granted NCR the Option, pursuant to which NCR has the right to purchase, at its discretion, up to an additional $4,000,000 of Common Stock at an exercise price of $1.036 per share. The Option may be exercised at any time or from time to time by NCR commencing on August 5, 2010 and ending at 5:00 p.m. (Eastern Time) on the second anniversary of such date. The exercise price of the Option is subject to adjustment for stock splits or combinations; dividends or distributions payable in shares of Common Stock; reclassifications, exchanges or substitutions; and reorganizations, mergers, consolidations or sales of assets. The exercise price of the Option is also subject to adjustment, on a full ratchet basis, for issuances or deemed issuances of Common Stock with an effective price that is less than the Option exercise price then in effect.

•

NCR also has the right to receive certain financial information of the Issuer and notice of the receipt by the Issuer of bona fide takeover proposals involving the Issuer, and the right to make periodic inspections of the Issuer’s books and facilities.

Voting Agreement

NCR also entered into a Voting Agreement (the “Voting Agreement”), with the Issuer and certain of the Issuer’s stockholders. Under the Voting Agreement, NCR was granted the right to appoint a board observer to attend meetings of the Issuer’s Board of Directors in a nonvoting observer capacity. NCR also was granted the right, at its discretion, to designate a member of the Issuer’s Board of Directors, and the stockholders who are party to the Voting Agreement agreed, in the event of any such designation, to vote their shares of Company stock to elect NCR’s designee. Such stockholders also agreed that, at NCR’s request, they would not sell their shares of the

CUSIP No. 25614C 10 8	13D	Page 5 of 6 pages

Issuer’s stock for up to 180 days following the effective date of a final prospectus covering the resale of Issuer stock by NCR. The Voting Agreement will terminate on the earlier to occur of (i) a change in control of the Issuer, (ii) NCR owning less than 1% of the fully-diluted outstanding shares of the Common Stock, and (iii) the approval by NCR and at least 50% of the stockholders that are party thereto.

Except as otherwise set forth in this Item 4, NCR currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although NCR may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Shares and the Option Shares together represent 28.46% of the Issuer’s outstanding shares of Common Stock. Such percentage reflects the ratio that (i) the Shares and the Option Shares bear to (ii) the 23,267,274 shares of Common Stock outstanding at August 11, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010) plus the Option Shares. NCR has sole power to vote and dispose of the Shares. NCR beneficially owns the Option Shares, and would have the sole power to vote and dispose of the Option Shares upon the exercise of the Option.

(c) The information set forth in Item 6 of this Statement is incorporated into this Item 5(c) by reference. Except for the transactions described herein, no transactions in shares of Common Stock of the Issuer were effected by NCR during the past sixty days.

(d) No person other than NCR is known by NCR to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Option Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

The information set forth under Items 4 and 5 and the agreements set forth as Exhibits 1, 2 and 3 attached hereto are incorporated in this Item 6 by reference. Other than the Purchase Agreement, the IR Agreement and the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between NCR, on the one hand, and any other person, on the other hand, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Share Purchase Agreement, dated August 5, 2010, by and between NCR Corporation and Document Capture Technologies, Inc.

Exhibit 2	Investor Rights Agreement, dated August 5, 2010, by and between NCR Corporation and Document Capture Technologies, Inc.

Exhibit 3	Voting Agreement, dated August 5, 2010, by and among NCR Corporation, Document Capture Technologies, Inc., and the stockholders of Document Capture Technologies whose names are set forth on the signature pages thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2010	NCR CORPORATION

	By:	/s/ Jennifer M. Daniels
		Name:	Jennifer M. Daniels
		Title:	Senior Vice President and General Counsel